INNOVATIVE SOLUTIONS AND SUPPORT, INC.

720 Pennsylvania Drive

Exton, Pennsylvania 19341

January 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Innovative Solutions and Support, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-290859) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. ET on January 30, 2026, or as soon thereafter as is practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Darrick M. Mix of Duane Morris LLP, by telephone at (215) 979-1206 or by email at dmix@duanemorris.com. The Company hereby authorizes Mr. Mix to orally modify or withdraw this request for acceleration.

Very truly yours,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ Jeffrey DiGiovanni
Name:	Jeffrey DiGiovanni
Title:	Chief Financial Officer